UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 24, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to ________.

Commission file number: 1-5837

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
135 Morrissey Boulevard
P.O. Box 2378 Boston
MA 02107-2378

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE NEW YORK TIMES COMPANY

229 West 43rd Street
New York, NY 10036

The following financial statements are included in this Report:

Report of independent public accountants, including:

Statements of net assets available for plan benefits as of December 24, 2003 and December 24, 2002.

Statements of changes in net assets available for plan benefits for each of the years ended December 24, 2003, December 24, 2002 and December 24, 2001.

Notes to financial statements.

Schedule I – Supplemental schedule of investments as of December 24, 2003.

Signatures

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

	By	/s/ Steve Behenna
Steve Behenna
Administrative Trustee

Dated: June 16, 2004

BGEA/BOSTON GLOBE

EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AS OF

DECEMBER 24, 2003 AND 2002

JAMES J. GARRITY

CERTIFIED PUBLIC ACCOUNTANT

P.O. BOX 448

733 NEPONSET STREET

NORWOOD, MASSACHUSETTS  02062

(781) 769-5522 • (781) 769-4061

INDEPENDENT AUDITOR’S REPORT

To the Administrative Trustees of the

BGEA/Boston Globe Employee Savings Plan

We were engaged to audit the accompanying statements of net assets available for plan benefits of the BGEA/Boston Globe Employee Savings Plan as of December 24, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the year ended December 24, 2003 and 2002, and the supplemental schedule of assets held for investment purposes at December 24, 2003.  These financial statements and supplemental schedules are the responsibility of the Plan’s management.  The financial statements of BGEA/Boston Globe Employee Savings Plan at December 24, 2001 were audited by other auditors whose report dated June 27, 2002 on the statement disclaims an opinion for the reasons described in the following paragraph.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 3, which was certified by Putnam Fiduciary Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedule.  We have been informed by the plan administrator that the trustee holds the Plan’s investment assets and executes investment transactions.  The plan administrator has obtained a certification from the trustee as of and for the year ended December 24, 2003 that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole.  The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ James J. Garrity, CPA

Norwood, Massachusetts
June 11, 2004

BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 24,

	2003	2002
ASSETS

Investments, at market value:
Mutual funds	$38,371,673	$29,044,617
Equity securities	4,869,715	4,939,124
Participants’ notes receivable	718,729	738,730

Subtotal	43,960,117	34,722,471

Receivables:
Participant contributions	67,101	57,957
Employer matching contribution	14,904	13,622
Employer 401(a) contribution	12,136	11,498

Subtotal	94,141	83,077

TOTAL ASSETS	44,054,258	34,805,548

LIABILITIES
Administrative expenses payable	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$44,054,258	$34,805,548

The accompanying notes are an integral

part of these financial statements.

BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the years ended December 24,

	2003	2002	2001

Additions:
Contributions:
Participants	$3,701,075	$3,481,428	$4,155,300
Rollover	207,741	170,945	104,368
Employer matching	741,784	720,341	904,797
Employer discretionary	558,530	532,192	618,287
Interest and dividend income	110,069	143,359	1,158,808
Net (depreciation) appreciation in fair value of investments	6,101,047	(5,636,377)	(7,082,219)

Total additions	11,420,246	(588,112)	(140,659)

Deductions:
Benefits paid to participants	2,168,659	1,966,065	6,361,134
Administrative fees	2,877	2,891	5,086

Total deductions	2,171,536	1,968,956	6,366,220

Net (decrease) increase	9,248,710	(2,557,068)	(6,506,879)

Net assets available for plan benefits:
Beginning of year	34,805,548	37,362,616	43,869,495

End of year	$44,054,258	$34,805,548	$37,362,616

The accompanying notes are an integral

part of these financial statements.

BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 24, 2003

1.  Description of the Plan

The following description of the BGEA/Boston Globe Employee Savings Plan provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

a.  General

The plan is a defined contribution plan covering all employees of the Company, who are members of a collective bargaining group which has agreed to adopt the plan, and who have been credited with 1,000 or more hours of service during a 12-month period and are twenty-one years of age or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b.  Contributions

Participants enter into a salary reduction agreement with the Employer, subject to statutory limitations, and the Employer contributes to the plan on the employee’s behalf.  Participants may make qualified rollover contributions to the plan.  Participants contributions shall be invested in the plan in accordance with the participants investment elections.

c.  Participant Accounts

Each participant’s account is credited with the participant’s contribution and reflects an allocation (based on participant account balances) of (a) fund earnings of each fund in which the participant elects contributions, and (b) administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance. Participant accounts will consist of investments, at the direction of the participant.

d.  Investment Options

Participants may elect to contribute into any of thirteen (13) mutual funds and one (1) equity security: Domini Social Equity, Putnam Health Sciences, Putnam International Growth Fund, The George Putnam Fund of Boston, Putnam New Opportunities Fund, Putnam Voyager Fund Putnam Vista Fund, Putnam S&P 500 Index Fund, Pimco Total Return Fund, Franklin Templeton Balance Sheet Fund, Sentinel Small Company Fund, Dodge & Cox Stock Fund, Putnam Stable Value Fund, and The New York Times (common stock).

e.  Matching Contributions

During 2003 and 2002 the Company matched 33 1/3% of employee contributions up to a maximum of 6% of compensation.

f.  Employer Contributions

During 2003 and 2002 the Company contributed 1% of compensation for all eligible employees.

g.  Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon.  Participants vest in the employer matching and other contributions at a rate of 25% after one year of service, 75% after two years of service, and 100% after three years of service.

h.  Payments of Benefits

Upon termination of service or retirement, a participant is entitled to a lump sum distribution equal to the value of his or her account.

2.  Summary of Significant Accounting Policies

a.  Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

b.  Investments Valuation and Income Recognition

Investments held by the Plan are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net assets value of shares held by the plan at year-end.  Participants’ notes receivable are valued at cost which approximates market.  Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Gains and losses are calculated on a weighted average basis.  The participant determines the percentage of contributions, which are to be invested in each investment fund.

The Plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

3.  Information Certified by Putnam Fiduciary Trust Company (unaudited)

The Company has elected the method of annual reporting compliance permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Accordingly, Putnam Fiduciary Trust Company has certified the following information included in the accompanying financial statements and supplemental schedules as complete and accurate as of December 24, 2003 and 2002 and for the years then ended.

	2003		2002

Investments at fair value:
Non-interest bearing cash account	$20,116		$
Mutual funds:
Domini Social Equity	703,175		332,275
Putnam New Opportunities	3,135,366	*	2,278,901	*
Putnam Vista Fund	2,875,584	*	2,183,084	*
The George Putnam Fund of Boston	4,586,410		3,977,230	*
Putnam S&P 500 Index Fund	2,630,650	*	1,658,908
Putnam International Equity	1,530,766		1,004,190
Putnam Health Sciences Trust	4,589,192	*	3,839,892	*
Putnam Voyager Fund	7,748,916	*	6,452,802
Pimco Total Return Fund	3,568,196	*	2,936,128
Franklin Templeton Balance Fund	468,064		128,076
Sentinel Small Company Fund	609,632		183,233
Dodge & Cox Stock Fund	2,785,117	*	1,471,586
Putnam Stable Value Fund	3,120,489	*	2,598,312	*

Sub total	38,371,673		29,044,617

Equity securities:
New York Times	4,869,715	*	4,939,124	*

Sub total	43,241,388		33,983,741

Participant loans	718,729		738,730

	$43,960,117		$34,722,471

*  Investment represents 5% or more of the Plan’s net assets.

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002

Mutual funds	$5,964,621	$(5,692,988)
Equity securities	136,426	56,611

	$6,101,047	$(5,636,377)

During 2003 and 2002, the Plan earned dividend and interest income as follows:

	2003	2002

Dividend income	$61,407	$91,224
Loan interest	48,662	52,135

	$110,069	$143,359

4.  Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right under the Plan to terminate the Plan, in whole or in part, whenever there is a collective bargaining agreement between the Employer and the Boston Globe Employees Association that fails to provide for the continuation of the Plan or the Plan participants are no longer represented by this bargaining unit.

5.  Participant Loans

Participant loans are available to participants who meet the eligibility requirements as defined by the administrative trustees.  The loans have repayment periods not to exceed five years, unless the proceeds are used to purchase a qualified residence or finance qualified education costs.  The loans bear interest at the prime rate at the time the loan is approved plus one half of one percent.  The total outstanding balances on participant loans was $718,729 and $738,730 as of December 24, 2003 and 2002, respectively.

6.  Tax Status

The Plan as written is qualified under the Internal Revenue Code as being exempt from federal income taxes under Section 501(c).  A favorable determination letter dated October 12, 1990 has been received from the Internal Revenue Service.

7.  Form 5500 Reconciliation

The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500 as of December 24, 2003 and 2002:

	2003	2002

Net assets available for plan benefits Per the financial statements	$44,054,258	$34,805,548
Participant contributions receivable	(67,101)	(57,957)
Employer matching contribution receivable	(14,904)	(13,622)
Employer 401(a) contribution receivable	(12,136)	(11,498)

Net assets available for plan benefits Per Form 5500	$43,960,117	$34,722,471

BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN	SCHEDULE I
04-3034520
PN 007

SCHEDULE H, PART IV Line 4(i)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS DECEMBER 24, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Putnam Investments	Putnam Cash Pending 20,116 shs	**	$20,116
*	Putnam Investments	Putnam S&P 500, 96,290 shs	**	2,630,650
*	Putnam Investments	Domini Social Equity, 26,208 shs	**	703,175
*	Putnam Investments	Putnam Health Services, 78,140 shs	**	4,589,192
*	Putnam Investments	Putnam International Growth Fund, 75,221 shs	**	1,530,766
*	Putnam Investments	The George Putnam Fund of Boston, 271,867 shs	**	4,586,410
*	Putnam Investments	Putnam New Opportunities Fund, 81,841 shs	**	3,135,366
*	Putnam Investments	Putnam Voyager Fund, 482,497 shs	**	7,748,916
*	Putnam Investments	Putnam Vista Fund, 351,538 shs	**	2,875,584
*	Putnam Investments	Putnam Stable Value 3,120,489 shs	**	3,120,489
	Pimco Investments	Pimco Total Return Fund 332,854 shs	**	3,568,196
	Franklin Funds	Franklin Templeton Balance Sheet Fund 9,918 shs	**	468,064
	Sentinel Funds	Sentinel Small Company Fund 89,258 shs	**	609,633
	Dodge & Cox Fund	Dodge & Cox Stock Fund 24,653 shs	**	2,785,117
*	New York Times	Common Stock, 104,142 shs	**	4,869,715
*	Participants	Participant loans with interest rates ranging from 5.25% to 10.5%	**	718,729
	Totals		**	$43,960,117

*                 Parties in interest

**          Cost information is omitted for participant directed transactions under an individual account plan.

See accompanying independent auditor’s report